Exhibit 99.1

TD Bank Receives Regulatory Approval for Acquisition of Commerce Bancorp

March 13, 2008, TORONTO, ON - TD Bank Financial Group (TSX, NYSE: TD) today announced that it has received all regulatory approvals necessary to complete the acquisition of Commerce Bancorp, Inc. (NYSE: CBH). The transaction is expected to close in the next few weeks.

“We're delighted with this important milestone that brings us closer to officially welcoming Commerce Customers, Employees, and Shareholders into the TD family,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. "The combination of TD, TD Banknorth and Commerce is set to make us a truly North American powerhouse - one that will define what outstanding convenience and service in banking is all about."

TD Bank Financial Group also announced it will hold an investor call and webcast after the transaction closes. The call will feature presentations by TDBFG executives on the completion of the transaction and expected earnings impact, followed by a question and answer period with investors and analysts. Call details will be released after the transaction closes.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group.  TD Bank Financial Group serves more than14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$435 billion in assets, as of January 31, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For more information, please contact:

Simon Townsend	Tim Thompson
Media Relations	Investor Relations
416-944-7161	416-308-9030